UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105

1.	Names of Reporting Persons Wealth Starlight Limited I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,936,158
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,936,158
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,936,158
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.90%*
12.	Type of Reporting Person (See Instructions) CO

*	The calculation of this percentage is based on 49,767,866 ordinary shares, par value $0.0001, of the Issuer (“Shares”) as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.

CUSIP No. G39973105

1.	Names of Reporting Persons Ronghui Zhang I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Bene-ficially by Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,936,158
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,936,158
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,936,158
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.90%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of this percentage is based on 49,767,866 ordinary shares, par value $0.0001, of the Issuer (“Shares”) as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2020.

SCHEDULE 13G

Item 1(a). Name of Issuer

Glory Star New Media Group Holdings Limited

Item 1(b). Address of Issuer’s Principal Executive Office

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Chaoyang District, Beijing, China 100016

Item 2(a). Name of Person Filing

(i)	Wealth Starlight Limited (“WSL”)
(ii)	Ronghui Zhang. Mr. Zhang is the sole director and shareholder of WSL.

Item 2(b). Address of Principal Business Office

For both persons filing:

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road

Chaoyang District, Beijing, China 100016

Item 2(c). Citizenship

WSL is a corporation organized under the laws of the British Virgin Islands.

Mr. Ronghui Zhang is a citizen of the People’s Republic of China.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number

G39973105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership

A.	WSL.

(a)	Amount beneficially owned: 2,936,158.

(b)	Percent of class: 5.90%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,936,158.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,936,158.

B.	Mr. Ronghui Zhang.

(a)	Amount beneficially owned: 2,936,158.

(b)	Percent of class: 5.90%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,936,158.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,936,158.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 04, 2020

Wealth Starlight Limited,
a British Virgin Islands company

/s/ Ronghui Zhang
Ronghui Zhang, Sole Director

Ronghui Zhang

/s/ Ronghui Zhang
Ronghui Zhang, an individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: March 04, 2020

Ronghui Zhang

/s/ Ronghui Zhang
Ronghui Zhang, an individual

Wealth Starlight Limited,
a British Virgin Islands company

/s/ Ronghui Zhang
Ronghui Zhang, Sole Director

A-1